FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of January, 2006
CANON INC.

(Translation of registrant’s name into English)
30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES
RESULTS FOR THE FOURTH QUARTER AND THE FISCAL YEAR ENDED DECEMBER 31, 2005
Management Policy
Operating Results and Financial Conditions
Directors
CONSOLIDATED FINANCIAL RESULTS FOR THE FOURTH QUARTER AND THE FISCAL YEAR ENDED DECEMBER 31, 2005

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.

(Registrant)

Date January 30, 2006	By	/s/	Hiroshi Kawashimo

(Signature)*
Hiroshi Kawashimo General Manager, Finance Division Canon Inc.
*Print the name and title of the signing officer under his signature.
The following material is included.
1. Results For The Fourth Quarter And The Fiscal Year Ended December 31, 2005

January 30, 2006
RESULTS FOR THE FOURTH QUARTER
AND THE FISCAL YEAR ENDED DECEMBER 31, 2005
CONSOLIDATED RESULTS
(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual					Projected
	Year ended	Year ended			Year ended	Year ending
	December 31, 2005	December 31, 2004	Change(%)		December 31, 2005	December 31, 2006	Change(%)
Net sales	¥3,754,191	¥3,467,853	+	8.3	$31,815,178	¥4,060,000	+	8.1
Operating profit	583,043	543,793	+	7.2	4,941,042	653,000	+	12.0
Income before income taxes and minority interests	612,004	552,116	+	10.8	5,186,475	665,000	+	8.7
Net income	¥384,096	¥343,344	+	11.9	$3,255,051	¥415,000	+	8.0

Net income per share:
- Basic	¥432.94	¥387.80	+	11.6	$3.67	¥467.55	+	8.0
- Diluted	432.55	386.78	+	11.8	3.67	—		—

	Actual

	As of	As of			As of
	December 31, 2005	December 31, 2004	Change(%)		December 31, 2005

Total assets	¥4,043,553	¥3,587,021		+ 12.7	$34,267,398

Stockholders’ equity	¥2,604,682	¥2,209,896		+ 17.9	$22,073,576

Notes:	1.	Canon’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.
	2.	U.S. dollar amounts are translated from yen at the rate of JPY118= U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of December 30, 2005, solely for the convenience of the reader.

NON-CONSOLIDATED RESULTS	(Millions of yen, except per share amounts)

	Actual				Projected
	Year ended	Year ended			Year ending
	December 31, 2005	December 31, 2004	Change(%)		December 31, 2006	Change(%)
Net sales	¥2,481,481	¥2,278,374	+	8.9	¥2,660,000	+	7.2
Operating profit	416,517	383,284	+	8.7	467,000	+	12.1
Ordinary profit	440,711	396,250	+	11.2	475,000	+	7.8
Net income	¥289,294	¥249,251	+	16.1	¥307,000	+	6.1

Net income per share:
- Basic	¥325.83	¥281.30	+	15.8	¥345.88	+	6.2
- Diluted	325.52	280.50	+	16.0	—		—
Dividend per share	100.00	65.00		—	100.00		—

	Actual

	As of	As of
	December 31, 2005	December 31, 2004	Change(%)

Total assets	¥2,652,847	¥2,384,803		+ 11.2

Stockholders’ equity	¥1,875,433	¥1,651,407		+ 13.6

Canon Inc.	30-2, Shimomaruko 3-chome, Ohta-ku,
Headquarter office	Tokyo 146-8501, Japan
Phone: +81-3-3758-2111

Management Policy
Under the corporate philosophy of kyosei—living and working together for the common good—Canon’s basic management policy is to contribute to the prosperity and well-being of the world while endeavoring to become a truly excellent global corporate group targeting continued growth and development.
Management goals
     Based on this basic management policy, Canon Inc. launched two consecutive five-year management plans—Phase I of its Excellent Global Corporation Plan in 1996 and Phase II in 2001— with the aim of becoming a truly excellent global company. Through these two five-year management plans, the company promoted a range of management reforms, and thoroughly strengthened its product competitiveness and financial base. From 2006, targeting further growth and improved corporate value, Canon will make use of the solid management foundation achieved through Phases I and II as the company initiates Phase III, a new five-year management initiative, pursuing sound growth by maintaining a high level of profitability while further expanding the company’s corporate scale. In particular, the company will focus on the following five important management objectives.
1)	Achieving the overwhelming No. 1 position worldwide in all current core businesses, and firmly establishing three display technologies as businesses
2)	Establishing new production systems to sustain international competitiveness
3)	Expanding business operations and establishing a Three Regional Headquarters System through diversification
4)	Identifying new business domains and accumulating required technologies
5)	Nurturing truly autonomous and strong individuals promoting everlasting corporate reforms
Mid- to long-term management strategies
     In order to realize the above objectives, we will implement the following mid- to long-term management strategies:
1)	Achieving the overwhelming No. 1 position worldwide in all current core businesses
     In order to realize our objective of obtaining the No. 1 market share position for all of our core products, Canon will focus on thoroughly enhancing each business’s product development capabilities and product price competitiveness. As we pursue our objective of becoming No. 1, we will carry out the following measures for each business.
     Within the copying machines and laser beam printer segment, in accordance with expanding demand for color imaging equipment in the office market, we will apply Canon proprietary technology to actively launch competitive new products that are differentiated by their outstanding performance capabilities. Furthermore, we expect a significant change in the office environment due to the spread of broadband networks. Based on this expectation, we will get a jump on the competition with the development of a new-concept multifunction device that maximizes the functionality of each device connected to a network. Also, to satisfy the various needs of our customers, we will actively expand our document solutions business through the use of our platform architecture, which makes possible expanded functionality, and by supplying software and services. Additionally, we aim to launch products with improved price competitiveness in emerging markets, which are expected to grow significantly, capitalizing on underlying demand to raise our worldwide market share.
     With regard to inkjet printers, in addition to single function models, we will utilize Canon-developed high-precision inkjet print heads, which offer a competitive advantage in printing high-quality photo images, to strengthen our multifunction product lineup and extend our share of the still-expanding multifunction printer market.
     In the digital camera segment, through the timely launch of competitive products that capitalize on our expertise in optical and image-processing technologies, we will further solidify our top market-share position. Especially in the expanding market for digital SLR cameras, we aim to further expand our market share by taking advantage of our strong product lineup, spanning the range from professional to entry-level models, along with strengthening such proprietary imaging technologies as CMOS image sensors and the DIGIC digital imaging engine, which support the differentiation of Canon products.

     As for compact digital cameras, which continue to drop in price, we aim to increase our market share by continuously launching competitive new models in a timely manner while also further strengthening our cost competitiveness through an integrated production system that tightly links all stages of production, from parts procurement and manufacturing through to final assembly.
     Furthermore, by taking advantage of our strengths in photo printers and digital cameras, we aim to become No. 1 worldwide in the home photo-printing market.
     With regard to IC steppers, we will raise our competitiveness in the market by concentrating on the early development of lithography equipment that employs such leading-edge technologies as liquid immersion technology. As for LCD aligners, a market in which Canon has already secured the No. 1 market share position, we aim to strengthen the development of next-generation models to further solidify our position in the future.
2)	Enhancing cost competitiveness
     Amid intensified price competition in the marketplace, we will continue our efforts to strengthen cost competitiveness in order to raise the price competitiveness of our products. In addition to further advancing the various reform initiatives that we have carried out until now—including production reform activities, centered on the cell production system, and “prototype-less” development, in which every effort has been made to eliminate the need for physical prototypes in the product-development process—we will strive to realize a “three-in-one” foundation for manufacturing that organically integrates development, manufacturing technology, and the factory floor. Plans also call for the introduction of automated production lines using automated assembly systems and robots that operate around the clock, seven days a week, making possible production in Japan at costs that are competitive with production elsewhere in Asia. To realize this goal, we are planning the construction of a new production-engineering center to speed up the strengthening of our production technology capabilities. In addition, we will focus our energies on in-house production, ranging from key devices to various manufacturing equipment and metal molds, and on efforts to improve procurement efficiency, taking into consideration the overall optimization of the Canon Group. By thoroughly carrying out these cost-reduction activities we will strive to further lower our cost of sales ratio.
Further enhancing technological strength, a source of profit and growth
     For a company to continue growing while maintaining profitability, it is essential to make the most of growth areas and increase competitiveness in such areas. To this end, last year we completed the construction of a leading-edge technology center at our Shimomaruko headquarters in Tokyo to actively promote the creation of next-generation business domains and develop leading-edge technologies. We are also working to move ahead of the competition in the development of leading-edge technologies by pursuing partnerships with the world’s top research facilities and universities.
     To improve product competitiveness within existing business segments, we are also focusing our efforts on the development of key components and key devices. At the same time, we are also working to further bolster base development technologies in the areas of measurement, analysis and simulation with the aim of further shortening development lead times and realizing prototype-less development processes.
     In addition to the management strategies outlined above, we will also promote group diversification and strive to create new independent businesses with manufacturing subsidiaries at the core.
     Through these activities, we are constantly working to enhance our corporate value, targeting improved growth and profitability for the Canon Group.
Business challenges and countermeasures
     At Canon, the creation of new businesses to ensure future growth and maintaining our high profitability structure represent two very important management objectives. As for the creation of new businesses, we will promote research into leading-edge technologies in such areas of expertise as biotechnology, nanotechnology and life sciences. Also, to establish new business segments as early as possible, we will take advantage of M&A opportunities and business tie-ups. As for the areas of new business we plan to pursue, we aim to enter the display business, moving away from a focus on still images as we strengthen our ability to deliver video images, which will play an increasingly important role in the broadband era. In this area, we have high expectations for SEDs (Surface-conduction Electron-emitter Displays), our new large-screen flat panel display technology. We established a joint venture company for the development and production of SED panels with Toshiba in October 2004 and have already started preparations toward full-scale commercialization.
     With regard to maintaining our high profitability structure, in order to effectively respond to the intensifying price competition centered on the consumer goods market and the investment burden that accompanies the launch of new businesses, we believe that it is important to further improve the profit-earning ability of our current businesses. To facilitate this, we will promote the development of new products and actively pursue cost-reduction activities.
     We also view our approach to the environment as an important management issue. From the product development stage through to production, sales, use, recovery, and recycling, we focus our energies on creating environmentally conscious products that realize energy efficiency, resource efficiency, and eliminate the use of hazardous substances. Additionally, we actively promote the development of recycling systems, the expansion of green procurement policies, the disclosure of environmental information, and participation in environmental conservation activities at the community level.
Corporate governance policies and implementation of related measures
     Canon, recognizing the importance of bolstering management supervision functions and management transparency, has been implementing various measures to improve its corporate governance. In this manner, we are striving to continuously elevate the company’s corporate value.
1)	Implementation of corporate governance measures
     In addition to our Board of Directors and Board of Corporate Auditors, Canon Inc. has created an original system of internal audit for the further development of its corporate governance.
     There are currently 25 directors (none of whom are outside directors) on the company’s board, who are focused on making management decisions in a rational and efficient manner. As a general rule, all matters of importance are decided at board and management meetings attended by all directors. Moreover, various cross-company management advisory committees have been established to address important management themes. Each committee serves to accelerate and rationalize the decision-making process while supplementing the business-division system and performing a checking function.
     Canon’s Board of Corporate Auditors consists of four members, two of whom are outside corporate auditors. In accordance with the Board of Corporate Auditors’ auditing policies and their assigned duties, the auditors attend board, management, and various committee meetings; listen to business reports from the directors and others; carefully examine documents related to important decisions; and conduct strict audits of the company’s business and assets.
     Corporate auditors and the Board of Corporate Auditors receive from the external auditors an outline of their audit plan as well as reports on the results of the audit, the status of internal control systems as grasped by the external auditors, risk assessments, significant accounting issues, and other relevant matters, and exchange opinions on such matters with the external auditors. Furthermore, corporate auditors may attend the external auditors’ field work and their closing meeting as necessary, and may from time to time request of the external auditors a report on the progress of their audit.
     With regard to external audits, we established regulations related to the pre-approval of policies and procedures for both auditing and non-auditing services to reinforce the independence of our accounting firms. Based on the regulations, the Board of Corporate Auditors must approve in advance the content and related fees of contracts between the accounting firms and the company before they are entered into.
     Furthermore, the Corporate Audit Center, which serves as an internal auditing division, conducts audits covering such areas as compliance and internal control systems, and provides assessments and proposals. The various relevant administrative divisions also work very closely with the Corporate Audit Center to inspect such areas as product quality, environmental issues, information security and physical security.
     Canon engages Ernst & Young ShinNihon to audit its financial statements.
     The names and other details of the certified public accountants that carry out audit work for the company are listed below.

Number of Years of
Certified Public Accountant			Accounting Firm	Consecutive Audits
Designated Partner	Managing Partner	Michio Shibuya	Ernst & Young ShinNihon	10 Years

Designated Partner	Managing Partner	Hideo Kojima	Ernst & Young ShinNihon	—

Designated Partner	Managing Partner	Eiichi Wada	Ernst & Young ShinNihon	12 Years

Designated Partner	Managing Partner	Yuichiro Munakata	Ernst & Young ShinNihon	—

Designated Partner	Managing Partner	Hirokazu Tanaka	Ernst & Young ShinNihon	—
Note 1:	For those designated partners with less than 7 years of consecutive audits, entries for the number of years of consecutive audits have been omitted.

Note 2:	This accounting firm has applied the audit partner rotation system in fulfillment of the Certified Public Accountant Law in Japan and Japanese Institute of Certified public Accountants regulations.

Note 3:	In accordance with the Certified Public Accountant Law, managing partners are able to conduct audits within a period of seven consecutive fiscal years for fiscal years beginning in and after April 2004. Meanwhile, the accounting firm takes voluntary measure to rotate managing partners that exceed seven years, for companies whose business term start on or after November 1, 2005. Accordingly, the accounting firm will notify such companies of any rotation of a relevant managing partner.
     Auditing assistants: (Certified Public Accountants: 23 persons, Junior Accountants: 22 persons, Others: 11 persons)
     The company has also established a code of conduct, which calls on all Canon Group employees to strictly observe and comply with all laws as well as company rules and regulations. The Canon Code of Conduct Handbook is available in eleven different languages to further raise awareness of compliance throughout the entire Canon Group.
     Canon has made a practice of keeping shareholders and other investors abreast of management conditions through corporate strategy conferences, quarterly conferences on operating results, individual investor conferences, and the company’s Web site, and will continue to actively promote the accurate and timely disclosure of information.
     Through these measures, Canon will continue to strengthen its corporate governance system based on management’s strong sense of mission and ethics.
2)	Overview of relationship between the company and outside corporate auditors in regard to personal, capital, and business relationships, and other interests
     There are no special interests between the company and its two outside corporate auditors.
3)	Measures implemented over the past year aimed at improving and enhancing corporate governance
     In 2004, we established standing committees, namely the Corporate Ethics and Compliance Committee, in January, and the Internal Control Committee, in April, with the president appointed as chairman of both groups. The aim of the Corporate Ethics and Compliance Committee is to raise compliance and ethical awareness throughout the company, examining Canon’s social responsibilities from various viewpoints while engaging in activities to ensure thorough adherence within the company. To raise the effectiveness of these activities, in January 2005 the related administrative department, which had been part of the General Affairs Headquarters, was made an independent unit—the Corporate Ethics and Compliance Administration Office—under the direct control of the company’s president. A company director was appointed to head the office, which aims to promote the transparency and soundness of business activities while fostering a corporate culture characterized by an increased awareness of corporate ethics and compliance.
     The Internal Control Committee has built a highly effective internal control system unique to the

Canon Group, which not only serves to ensure the reliability of the company’s financial reporting, but also aims to ensure the effectiveness and efficiency of our business operations, as well as compliance with related laws, regulations, and internal controls.
     Additionally, in February 2005, the Disclosure Committee was established with the president appointed as chairman. This committee was formed to ensure that we are not only in compliance with applicable laws, rules and regulations, but also to ensure that information disclosed to shareholders and capital markets is both correct and comprehensive.
Basic policy regarding profit distribution
     As for returning profits to shareholders, Canon has worked to raise its dividend per share in accordance with the company’s policy of providing a stable dividend. Under a new policy, Canon will actively work to return profits to shareholders, mainly in the form of dividends, taking into consideration planned future investments, free cash flow, and the company’s consolidated business performance.
     Specifically, the medium- to long-term objective will be to continuously strive to raise the consolidated payout ratio to around 30 percent.
     In accordance with this new policy, Canon plans to raise its full-year per-share dividend from 65 yen in 2004, to 100 yen in 2005.
Basic policy regarding share trading unit
     Canon maintains a basic policy of regularly reviewing its share trading unit from the standpoint of enhancing liquidity and stimulating broader investor participation.
     In view of this policy, the company changed the number of shares that constitute one trading unit from 1,000 to 100, effective May 6, 2004.

Operating Results and Financial Conditions
2005 in Review
Looking back at the global economy in 2005, the U.S. economy continued to display growth despite concern over the economic impact of escalating crude oil prices and the catastrophic damage caused by Hurricane Katrina, with healthy employment conditions and continued growth in consumer spending. In Europe, while the recovery in consumer spending appeared to falter, such factors as growth in the production sector amid strong exports indicate a trend toward moderate recovery. As for Asia, China continued to achieve a high rate of economic growth, mainly fueled by exports, while other Asian economies also enjoyed generally favorable performances. In Japan, the economy continued to recover gradually thanks to such factors as increased corporate investment supported by favorable corporate profits and improved consumer spending.
As for the markets in which the Canon Group operates, demand in the digital camera segment for single-lens-reflex (SLR) models continued to grow significantly during the term. Sales of digital compact cameras also remained strong to realize healthy overall growth for the segment. Demand for network digital multifunction devices (MFDs) remained solid as the office market, including small-scale enterprises, moved toward color and multifunctionality. Although sales of computer peripherals, including printers, grew for both multifunction and color models, the segment suffered amid a shift in further demand toward high-performance low-priced machines and severe price competition. Demand for steppers, used in the production of semiconductors, tapered off after the summer of 2004 as the chip manufacturing market entered a correction phase. The market for projection aligners, which are used in the production of liquid crystal displays (LCDs) panels, enjoyed stable growth, fueled by increased investment by LCD panel manufacturers amid the rapid expansion of the LCD television market. The average value of the yen for the year was ¥110.58 to the U.S. dollar and ¥137.04 to the euro, representing a year-on-year decrease of almost 2% against both currencies.
Amid these conditions, Canon’s consolidated net sales in 2005 increased by 8.3% from the year-ago period to ¥3,754.2 billion (U.S.$31,815 million), boosted by a favorable rise in sales of digital cameras and color network MFDs, along with an increase in sales of projection aligners. In 2005, the final year of Phase II of Canon’s Excellent Global Corporation Plan (2001-2005), net income increased by 11.9% year on year to ¥384.1 billion (U.S.$3,255 million), marking all-time highs for both net sales and net income, and the sixth consecutive year of sales and profit growth. Despite such negative factors as escalating prices of raw materials, severe price competition, and the impact of acquiring new subsidiaries into the Group, the gross profit ratio for the year remained at high, with a decrease of 0.9 points from the previous year, owing to cost reductions realized through ongoing production-reform and procurement-reform efforts. By curbing an increase of selling, general and administrative (SG&A) expense through comprehensive cost cutting, keeping spending growth below the growth rate for net sales, the SG&A expenses to net sales ratio improved 0.7 points. Consequently, operating profit in 2005 totaled ¥583.0 billion (U.S.$4,941 million), a year-on-year increase of 7.2%. The operating profit ratio was 15.5%, a year-on-year decrease of 0.2 points, mainly due to a ¥17.1 billion expense deduction for the gain in the year-ago period realized from the return to the Japanese Government of the substitutional portion of the employees’ pension funds. Other income (deductions) improved by ¥20.6 billion (U.S.$175 million), mainly due to an increase in interest revenue, resulting from such factors as an increase in surplus funds accompanying the improved balance sheet and a rise in interest rates in the United States, along with a decrease in currency exchange losses. As a result, income before income taxes and minority interests in 2005 totaled ¥612.0 billion (U.S.$5,186 million), a year-on-year increase of 10.8%. The effective tax rate during the year was 34.8%, 0.3 points lower compared with the previous year, due to such factors as the introduction of corporation size-based enterprise tax in Japan. Consequently, as stated earlier, net income for the year totaled ¥384.1 billion (U.S.$3,255 million).
Basic net income per share for the year was ¥432.94 (U.S.$3.67), a year-on-year increase of ¥45.14 (U.S.$0.38).
Results by Product Segment
In the business machine segment, demand for network digital MFDs, which are grouped in the office imaging products sub-segment, indicates a shift to color models, as well as a trend toward higher-end features. Additionally, amid color network digital MFDs, the iR C3170/2570 series, equipped with a new high-speed image-processing chip, and the iR C3220/2620 series continued to sell well in both Japan and European markets, as did the new high-speed iR C6870/5870 series models. Among monochrome network digital MFDs, mid-level models such as the iR4570/3570/2870/2270 series contributed to expanded sales, along with the iR6570/5570, featuring energy-saving performance and high productivity, and the iR2020/2016 series, with enhanced networking features. Overall, sales of office imaging products in 2005 realized a year-on-year increase of 2.9%. In the field of computer peripherals, laser beam printers enjoyed a year-on-year increase in unit sales, with color models growing more than 30% and monochrome machines, particularly low-end models, also recording healthy growth. Sales in value terms also rose despite the effect of the shift in market demand toward lower priced models. Inkjet printers recorded an increase in unit sales of more than 10%, with the PIXMA iP3000/4000 and, in markets outside of Japan, the PIXMA MP110/130 maintaining brisk sales. Additionally, newly introduced models, including the PIXMA iP4200, the PIXMA iP1600 in overseas markets, and high-speed all-in-one models such as the PIXMA MP500, contributed to a stronger product lineup, which also fueled sales growth in value terms. As a result, sales of computer peripherals for the year realized a year-on-year increase of 8.3%. Sales of business information products, however, decreased by 10.9% due to the intentional curtailing of personal computer sales in the Japanese market. Collectively, sales of business machines during the year totaled ¥2,502.4 billion (U.S.$21,207 million), a year-on-year increase of 4.8%. Operating profit for the year totaled ¥542.0 billion (U.S.$4,593 million), a year-on-year increase of 4.0%, lifted by sales growth along with active efforts to reduce costs as a means of limiting the decline in the gross profit ratio amid severe price competition, as well as efforts to curtail expenses. The operating profit ratio remained at almost the same level as for the year-ago period.
Within the camera segment, the continued strong demand for digital SLR cameras has fueled robust growth, with the EOS DIGITAL REBEL XT, launched in the first half of 2005, and the EOS 5D, launched in the second half, recording particularly strong sales along with continued healthy sales of the EOS 20D, launched in the previous period. This, in turn, has led to expanded sales of interchangeable lenses for SLR cameras. Sales of compact-model digital cameras also continued to expand steadily, with healthy demand for the PowerShot SD400 and PowerShot A520, launched in the first half of 2005, as well as the PowerShot SD550 and PowerShot SD450 models, introduced in the second half. As a result, unit sales of digital cameras for the year increased by more than 20% from the year-ago period. In the field of digital video camcorders, newly introduced Mini DV, DVD, and HDV models, including the Optura 600, the DC20/10, and the XL H1 registered strong performances. Consequently, camera sales overall continued to enjoy growth, achieving total sales of ¥879.2 billion (U.S.$7,451 million), a year-on-year increase of 15.2%. The operating profit ratio for the camera segment rose 2.7 points, boosted by such factors as substantially increased sales; cost reduction efforts, including the in-house production of key parts and procurement reform; and sales growth for digital SLR cameras and other high valued-added products. As a result, operating profit for the camera segment increased substantially by 32.8% to ¥173.7 billion (U.S.$1,472 million).
In the optical and other products segment, demand for steppers, used in the production of semiconductors, has continued to lag since the summer of 2004, resulting in a drop in the number of units sold and, consequently, a decrease in sales value. Sales of aligners, however, which are used in the production of LCD panels realized notable growth in terms of both volume and value owing to increased investments by LCD manufacturers in response to the rapidly expanding LCD television market. Additionally, the vacuum thin-film deposition and processing equipment produced by the company’s newly consolidated subsidiary contributed to expanded sales. As a result, sales for the segment increased year on year by 17.6% to ¥372.6 billion (U.S.$3,158 million). Operating profit for the segment totaled ¥38.8 billion (U.S.$329 million), a substantial year-on-year increase of 34.6%, mainly due to the increase in sales volume.
Cash Flow
In the twelve months ended December 31, 2005, Canon maintained cash flow from operating activities of ¥605.7 billion (U.S.$5,133 million), a year-on-year increase of ¥44.1 billion (U.S.$374 million), reflecting the substantial growth in sales and increased cash proceeds from sales, combined with a substantial increase in net income and an improvement in working capital.
Cash flow from investing activities totaled ¥401.2 billion (U.S.$3,400 million), a year-on-year increase of ¥148.2 billion (U.S.$1,256 million), due to a combination of factors such as a ¥395.1 billion (U.S.$3,348 million) capital expenditure, which was used mainly to expand production capabilities in Japan and overseas regions and to bolster the company’s R&D-related infrastructure, as well as the acquisition of stock through M&A activities. As a result, free cash flow, or cash flow from operating activities minus cash flow from investing activities, totaled positive ¥204.5 billion (U.S.$1,733 million).
Cash flow from financing activities recorded an outlay of ¥93.9 billion (U.S.$796 million), a year-on-year decrease of ¥8.3 billion (U.S.$71 million), mainly resulting from a decrease in loan repayments accompanying the company’s strengthened financial position despite a large increase in the dividend payout.
Consequently, cash and cash equivalents surpassed the ¥1,000.0 billion mark for the first, reaching

¥1,005.0 billion (U.S.$8,517 million), a year-on-year increase of ¥117.2 billion (U.S.$993 million), including the impact of currency exchange rate.
Non-consolidated Results and Dividend
Canon Inc.’s non-consolidated net sales in 2005 grew by 8.9% to ¥2,481.5 billion (U.S.$21,030 million) while ordinary profit increased by 11.2% to ¥440.7 billion (U.S.$3,735 million). Non-consolidated net income increased substantially by 16.1 % to ¥289.3 billion (U.S.$2,452 million), marking all-time highs for both net sales and net income, and the sixth consecutive year of sales and profit growth as was also the case with Canon’s consolidated performances.
In response to continued shareholder support, the Board of Directors intends to propose a ¥35 (U.S.$0.30) increase in the company’s year-end dividend to ¥67.50 (U.S.$0.57) which, when combined with the interim dividend of ¥32.50 (U.S.$0.28), would bring the company’s annual dividend per share to ¥100 (U.S.$0.85).
Outlook
Regarding the outlook for the global economy, although prospects remain uncertain due to such factors as rising oil prices in connection with unstable conditions in the Middle East and shortages accompanying economic growth in developing countries, the impact on business activities of additional interest rate hikes in the United States and Europe, and future exchange rate trends, the global economy is likely to continue its course toward growth.
In the businesses in which Canon is involved, demand in the digital-camera market is expected to continue growing, particularly in overseas markets. As for network digital MFDs and laser beam printers, while stable demand is projected for full-color models, severe price competition and shifting demand toward lower-priced models is expected to adversely affect sales. Within the semiconductor-production equipment market, demand for steppers indicates in a trend toward moderate recovery, supported by increased investments by chip manufacturers. In the market for projection aligners used in the production of LCD panels, demand for LCD production equipment is expected to decline due to restrained investment by LCD manufacturers.
In fiscal 2006 Canon anticipates consolidated net sales of ¥4,060.0 billion (U.S.$34,407 million), consolidated income before income taxes of ¥665.0 billion (U.S.$5,636 million), and consolidated net income of ¥415.0 billion (U.S.$3,517 million). The company also forecasts non-consolidated net sales of ¥2,660.0 billion (U.S.$22,542 million), non-consolidated ordinary profit of ¥475.0 billion (U.S.$4,025 million), and non-consolidated net income of ¥307.0 billion (U.S.$2,602 million), aiming for the seventh consecutive year of increased consolidated and non-consolidated sales and profit. These forecasts assume currency exchange rates of ¥115 to the U.S. dollar and ¥135 to the euro, representing an approximately 4% depreciation of the yen against the U.S. dollar, and a slight appreciation against the euro compared with 2005.

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
GROUP POSITION
1. NUMBER OF GROUP COMPANIES
2. GROUP STRUCTURE AND MAJOR GROUP COMPANIES
Notes:	1.	The companies with (*) are affiliated companies (equity method).
	2.	Following subsidiaries are listed on domestic stock exchange.
Tokyo Stock Exchange (1st section): Canon Sales Co., Inc., Canon Electronics Inc., Canon Finetech Inc.
Tokyo Stock Exchange (2nd section): Canon Software Inc.
Osaka Stock Exchange (2nd section): Canon Machinery Corporation
JASDAQ: Nisca Corporation.

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
1. CONSOLIDATED STATEMENTS OF INCOME
Result for the fourth quarter

					Thousands of
	Millions of yen				U.S. dollars
	Three months	Three months			Three months
	ended	ended			ended
	December 31, 2005	December 31, 2004	Change(%)		December 31, 2005
Net sales	¥1,119,848	¥981,129	+	14.1	$9,490,237
Cost of sales	580,697	503,343			4,921,161

Gross profit	539,151	477,786	+	12.8	4,569,076
Selling, general and administrative expenses	369,862	345,668			3,134,423

Operating profit	169,289	132,118	+	28.1	1,434,653
Other income (deductions):
Interest and dividend income	4,709	2,401			39,907
Interest expense	(601)	(780)			(5,093)
Other, net	(438)	(4,226)			(3,713)

	3,670	(2,605)			31,101

Income before income taxes and minority interests	172,959	129,513	+	33.5	1,465,754
Income taxes	60,241	45,362			510,517

Income before minority interests	112,718	84,151			955,237
Minority interests	4,507	3,363			38,195

Net income	¥108,211	¥80,788	+	33.9	$917,042

Note:	Canon’s comprehensive income consists of net income, change in foreign currency translation adjustments, change in net unrealized gains (losses) on securities, change in net gains (losses) on derivative financial instruments and change in minimum pension liability adjustments. Comprehensive income for the three months ended December 31, 2005 and 2004 were JPY155,175 million (U.S.$1,315,042 thousand) and JPY70,967 million, respectively.
Result for the fiscal year

					Thousands of
	Millions of yen				U.S. dollars
	Year ended	Year ended			Year ended
	December 31, 2005	December 31, 2004	Change(%)		December 31, 2005
Net sales	¥3,754,191	¥3,467,853	+	8.3	$31,815,178
Cost of sales	1,935,148	1,754,510			16,399,559

Gross profit	1,819,043	1,713,343	+	6.2	15,415,619
Selling, general and administrative expenses	1,236,000	1,169,550			10,474,577

Operating profit	583,043	543,793	+	7.2	4,941,042
Other income (deductions):
Interest and dividend income	14,252	7,118			120,780
Interest expense	(1,741)	(2,756)			(14,754)
Other, net	16,450	3,961			139,407

	28,961	8,323			245,433

Income before income taxes and minority interests	612,004	552,116	+	10.8	5,186,475
Income taxes	212,785	194,014			1,803,263

Income before minority interests	399,219	358,102			3,383,212
Minority interests	15,123	14,758			128,161

Net income	¥384,096	¥343,344	+	11.9	$3,255,051

Note:	Canon’s comprehensive income consists of net income, change in foreign currency translation adjustments, change in net unrealized gains (losses) on securities, change in net gains (losses) on derivative financial instruments and change in minimum pension liability adjustments. Comprehensive income for the years ended December 31, 2005 and 2004 were JPY457,196 million (U.S.$3,874,542 thousand) and JPY385,307 million, respectively.

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
2. DETAILS OF SALES
Result for the fourth quarter

					Thousands of
	Millions of yen				U.S. dollars
	Three months	Three months			Three months
	ended	ended			ended
Sales by product	December 31, 2005	December 31, 2004	Change(%)		December 31, 2005
Business machines:
Office imaging products	¥310,104	¥301,134	+	3.0	$2,628,000
Computer peripherals	367,308	331,999	+	10.6	3,112,780
Business information products	29,773	32,547	–	8.5	252,313

	707,185	665,680	+	6.2	5,993,093
Cameras	296,874	250,755	+	18.4	2,515,881
Optical and other products	115,789	64,694	+	79.0	981,263

Total	¥1,119,848	¥981,129	+	14.1	$9,490,237

					Thousands of
	Millions of yen				U.S. dollars
	Three months	Three months			Three months
	ended	ended			ended
Sales by region	December 31, 2005	December 31, 2004	Change(%)		December 31, 2005
Japan	¥244,767	¥239,868	+	2.0	$2,074,297
Overseas:
Americas	353,647	310,423	+	13.9	2,997,008
Europe	358,971	322,884	+	11.2	3,042,127
Other areas	162,463	107,954	+	50.5	1,376,805

	875,081	741,261	+	18.1	7,415,940

Total	¥1,119,848	¥981,129	+	14.1	$9,490,237

Result for the fiscal year

					Thousands of
	Millions of yen				U.S. dollars
	Year ended	Year ended			Year ended
Sales by product	December 31, 2005	December 31, 2004	Change(%)		December 31, 2005
Business machines:
Office imaging products	¥1,153,240	¥1,120,972	+	2.9	$9,773,220
Computer peripherals	1,244,906	1,149,914	+	8.3	10,550,051
Business information products	104,255	117,067	–	10.9	883,517

	2,502,401	2,387,953	+	4.8	21,206,788
Cameras	879,186	763,079	+	15.2	7,450,729
Optical and other products	372,604	316,821	+	17.6	3,157,661

Total	¥3,754,191	¥3,467,853	+	8.3	$31,815,178

					Thousands of
	Millions of yen				U.S. dollars
	Year ended	Year ended			Year ended
Sales by region	December 31, 2005	December 31, 2004	Change(%)		December 31, 2005
Japan	¥856,205	¥849,734	+	0.8	$7,255,975
Overseas:
Americas	1,145,950	1,059,425	+	8.2	9,711,441
Europe	1,181,258	1,093,295	+	8.0	10,010,661
Other areas	570,778	465,399	+	22.6	4,837,101

	2,897,986	2,618,119	+	10.7	24,559,203

Total	¥3,754,191	¥3,467,853	+	8.3	$31,815,178

Notes:	1.	The primary products included in each of the product segments are as follows:
Business machines:
Office imaging products :	Office network digital multifunction devices (MFDs) / Color network digital MFDs /
Office copying machines / Personal-use copying machines / Full-color copying machines / etc.
Computer peripherals : Laser beam printers / Single function inkjet printers / Inkjet multifunction peripherals / Image scanners / etc.
Business information products : Computer information systems / Micrographic equipment / Personal information products / etc.
Cameras : SLR cameras / Compact cameras / Digital cameras / Digital video camcorders / etc.
Optical and other products : Semiconductor production equipment / Mirror projection mask aligners for LCD panels /
Broadcasting equipment / Medical equipment / Components / etc.
2.	The principal countries and regions included in each regional category are as follows:
Americas: United States of America, Canada, Latin America / Europe: England, Germany, France, Netherlands /
Other Areas: Asian regions, China, Oceania

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
3. SEGMENT INFORMATION BY PRODUCT
Result for the fourth quarter

					Thousands of
	Millions of yen				U.S. dollars
	Three months	Three months			Three months
	ended	ended			ended
	December 31, 2005	December 31, 2004	Change(%)		December 31, 2005
Business machines
Net sales:
Unaffiliated customers	¥707,185	¥665,680	+	6.2	$5,993,093
Intersegment	—	—		—	—

Total	707,185	665,680	+	6.2	5,993,093

Operating cost and expenses	556,989	532,958	+	4.5	4,720,246

Operating profit	150,196	132,722	+	13.2	1,272,847

Cameras
Net sales:
Unaffiliated customers	¥296,874	¥250,755	+	18.4	$2,515,881
Intersegment	—	—		—	—

Total	296,874	250,755	+	18.4	2,515,881

Operating cost and expenses	233,817	211,158	+	10.7	1,981,500

Operating profit	63,057	39,597	+	59.2	534,381

Optical and other products
Net sales:
Unaffiliated customers	¥115,789	¥64,694	+	79.0	$981,263
Intersegment	44,575	36,006	+	23.8	377,754

Total	160,364	100,700	+	59.2	1,359,017

Operating cost and expenses	151,811	97,256	+	56.1	1,286,534

Operating profit	8,553	3,444	+	148.3	72,483

Corporate and Eliminations
Net sales:
Unaffiliated customers	¥—	¥—		—	$—
Intersegment	(44,575)	(36,006)		—	(377,754)

Total	(44,575)	(36,006)		—	(377,754)

Operating cost and expenses	7,942	7,639	+	4.0	67,304

Operating profit	(52,517)	(43,645)		—	(445,058)

Consolidated
Net sales:
Unaffiliated customers	¥1,119,848	¥981,129	+	14.1	$9,490,237
Intersegment	—	—		—	—

Total	1,119,848	981,129	+	14.1	9,490,237

Operating cost and expenses	950,559	849,011	+	12.0	8,055,584

Operating profit	169,289	132,118	+	28.1	1,434,653

Note:	General corporate expenses of JPY52,512 million (U.S.$445,017 thousand) and JPY43,583 million in the three months ended December 31, 2005 and 2004, respectively, are included in “Corporate and Eliminations.” For the three months ended December 31, 2004, a gain of JPY3,372 million is also included, which relates to the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities.

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
Result for the fiscal year

					Thousands of
	Millions of yen				U.S. dollars
	Year ended	Year ended			Year ended
	December 31, 2005	December 31, 2004	Change(%)		December 31, 2005
Business Machines
Net sales:
Unaffiliated customers	¥2,502,401	¥2,387,953	+	4.8	$21,206,788
Intersegment	—	—		—	—

Total	2,502,401	2,387,953	+	4.8	21,206,788

Operating cost and expenses	1,960,373	1,866,869	+	5.0	16,613,330

Operating profit	542,028	521,084	+	4.0	4,593,458

Assets	1,427,277	1,338,817	+	6.6	12,095,568
Depreciations and amortization	123,037	115,830	+	6.2	1,042,686
Capital expenditure	201,887	134,128	+	50.5	1,710,907

Cameras
Net sales:
Unaffiliated customers	¥879,186	¥763,079	+	15.2	$7,450,729
Intersegment	—	—		—	—

Total	879,186	763,079	+	15.2	7,450,729

Operating cost and expenses	705,480	632,281	+	11.6	5,978,644

Operating profit	173,706	130,798	+	32.8	1,472,085

Assets	480,957	399,207	+	20.5	4,075,907
Depreciations and amortization	27,662	21,880	+	26.4	234,424
Capital expenditure	57,678	39,783	+	45.0	488,797

Optical and Other Products
Net sales:
Unaffiliated customers	¥372,604	¥316,821	+	17.6	$3,157,661
Intersegment	158,114	138,419	+	14.2	1,339,949

Total	530,718	455,240	+	16.6	4,497,610

Operating cost and expenses	491,898	426,408	+	15.4	4,168,627

Operating profit	38,820	28,832	+	34.6	328,983

Assets	517,527	418,418	+	23.7	4,385,822
Depreciations and amortization	28,011	24,895	+	12.5	237,381
Capital expenditure	15,955	52,264	–	69.5	135,212

Corporate and Eliminations
Net sales:
Unaffiliated customers	¥—	¥—		—	$—
Intersegment	(158,114)	(138,419)		—	(1,339,949)

Total	(158,114)	(138,419)		—	(1,339,949)

Operating cost and expenses	13,397	(1,498)		—	113,535

Operating profit	(171,511)	(136,921)		—	(1,453,484)

Assets	1,617,792	1,430,579	+	13.1	13,710,101
Depreciations and amortization	47,231	30,087	+	57.0	400,263
Capital expenditure	108,264	92,555	+	17.0	917,491

Consolidated
Net sales:
Unaffiliated customers	¥3,754,191	¥3,467,853	+	8.3	$31,815,178
Intersegment	—	—		—	—

Total	3,754,191	3,467,853	+	8.3	31,815,178

Operating cost and expenses	3,171,148	2,924,060	+	8.5	26,874,136

Operating profit	583,043	543,793	+	7.2	4,941,042

Assets	4,043,553	3,587,021	+	12.7	34,267,398
Depreciations and amortization	225,941	192,692	+	17.3	1,914,754
Capital expenditure	383,784	318,730	+	20.4	3,252,407

Notes:	1.
General corporate expenses of JPY171,522 million (U.S.$1,453,576 thousand) and JPY136,929 million in the years ended December 31, 2005 and 2004, respectively, are included in “Corporate and Eliminations.” For the fiscal year ended December 31, 2004, a gain of JPY17,141 million is also included, which relates to the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities.

2.
Corporate assets of JPY1,239,255 million (U.S.$10,502,161 thousand) and JPY1,430,599 million as of December 31, 2005 and 2004, respectively, which mainly consist of cash and cash equivalents, marketable securities, investments and corporate properties, are included in “Corporate and Eliminations.”

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
4. SEGMENT INFORMATION BY GEOGRAPHIC AREA
Result for the fiscal year

					Thousands of
	Millions of yen				U.S. dollars
	Year ended	Year ended			Year ended
	December 31, 2005	December 31, 2004	Change(%)		December 31, 2005
Japan
Net sales:
Unaffiliated customers	¥979,748	¥919,153	+	6.6	$8,302,949
Intersegment	2,046,173	1,882,973	+	8.7	17,340,449

Total	3,025,921	2,802,126	+	8.0	25,643,398

Operating cost and expenses	2,362,019	2,206,141	+	7.1	20,017,110

Operating profit	663,902	595,985	+	11.4	5,626,288

Assets	2,419,012	1,793,679	+	34.9	20,500,102

Americas
Net sales:
Unaffiliated customers	¥1,139,784	¥1,057,066	+	7.8	$9,659,186
Intersegment	7,424	8,863	–	16.2	62,916

Total	1,147,208	1,065,929	+	7.6	9,722,102

Operating cost and expenses	1,110,415	1,025,628	+	8.3	9,410,297

Operating profit	36,793	40,301	–	8.7	311,805

Assets	406,101	341,616	+	18.9	3,441,534

Europe
Net sales:
Unaffiliated customers	¥1,178,672	¥1,090,712	+	8.1	$9,988,746
Intersegment	2,206	4,161	–	47.0	18,695

Total	1,180,878	1,094,873	+	7.9	10,007,441

Operating cost and expenses	1,147,658	1,071,552	+	7.1	9,725,916

Operating profit	33,220	23,321	+	42.4	281,525

Assets	569,750	533,865	+	6.7	4,828,390

Others
Net sales:
Unaffiliated customers	¥455,987	¥400,922	+	13.7	$3,864,297
Intersegment	646,530	591,677	+	9.3	5,479,067

Total	1,102,517	992,599	+	11.1	9,343,364

Operating cost and expenses	1,071,155	965,080	+	11.0	9,077,584

Operating profit	31,362	27,519	+	14.0	265,780

Assets	312,472	271,566	+	15.1	2,648,068

Corporate and Eliminations
Net sales:
Unaffiliated customers	¥—	¥—		—	$—
Intersegment	(2,702,333)	(2,487,674)		—	(22,901,127)

Total	(2,702,333)	(2,487,674)		—	(22,901,127)

Operating cost and expenses	(2,520,099)	(2,344,341)		—	(21,356,771)

Operating profit	(182,234)	(143,333)		—	(1,544,356)

Assets	336,218	646,295	–	48.0	2,849,304

Consolidated
Net sales:
Unaffiliated customers	¥3,754,191	¥3,467,853	+	8.3	$31,815,178
Intersegment	—	—		—	—

Total	3,754,191	3,467,853	+	8.3	31,815,178

Operating cost and expenses	3,171,148	2,924,060	+	8.5	26,874,136

Operating profit	583,043	543,793	+	7.2	4,941,042

Assets	4,043,553	3,587,021	+	12.7	34,267,398

Notes:	1.	General corporate expenses of JPY171,522 million (U.S.$1,453,576 thousand) and JPY136,929 million in the years ended December 31, 2005 and 2004, respectively, are included in “Corporate and Eliminations.” For the fiscal year ended December 31, 2004, a gain of JPY17,141 million is also included, which relates to the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities.
	2.	Corporate assets of JPY1,239,255 million (U.S.$10,502,161 thousand) and JPY1,430,599 million as of December 31, 2005 and 2004, respectively, which mainly consist of cash and cash equivalents, marketable securities, investments and corporate properties, are included in “Corporate and Eliminations.”

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
5. CONSOLIDATED BALANCE SHEETS

				Thousands of
	Millions of yen			U.S. dollars
	As of	As of		As of
	December 31,	December 31,	Change	December 31,
	2005	2004		2005
ASSETS
Current assets:
Cash and cash equivalents	¥1,004,953	¥887,774	¥117,179	$8,516,551
Marketable securities	172	1,554	(1,382)	1,458
Trade receivables, net	689,427	602,790	86,637	5,842,602
Inventories	510,195	489,128	21,067	4,323,686
Prepaid expenses and other current assets	253,822	250,906	2,916	2,151,034

Total current assets	2,458,569	2,232,152	226,417	20,835,331
Noncurrent receivables	14,122	14,567	(445)	119,678
Investments	104,486	97,461	7,025	885,475
Property, plant and equipment, net	1,148,821	961,714	187,107	9,735,771
Other assets	317,555	281,127	36,428	2,691,143

Total assets	¥4,043,553	¥3,587,021	¥456,532	$34,267,398

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term loans and current portion of long-term debt	¥5,059	¥9,879	¥(4,820)	$42,873
Trade payables	505,126	465,396	39,730	4,280,729
Income taxes	110,844	105,565	5,279	939,356
Accrued expenses	248,205	205,296	42,909	2,103,432
Other current liabilities	209,394	197,029	12,365	1,774,525

Total current liabilities	1,078,628	983,165	95,463	9,140,915
Long-term debt, excluding current installments	27,082	28,651	(1,569)	229,508
Accrued pension and severance cost	80,430	132,522	(52,092)	681,610
Other noncurrent liabilities	52,395	45,993	6,402	444,026

Total liabilities	1,238,535	1,190,331	48,204	10,496,059

Minority interests	200,336	186,794	13,542	1,697,763
Stockholders’ equity:
Common stock	174,438	173,864	574	1,478,288
Additional paid-in capital	403,246	401,773	1,473	3,417,339
Retained earnings	2,060,620	1,740,834	319,786	17,462,881
Accumulated other comprehensive income (loss)	(28,212)	(101,312)	73,100	(239,085)
Treasury stock	(5,410)	(5,263)	(147)	(45,847)

Total stockholders’ equity	2,604,682	2,209,896	394,786	22,073,576

Total liabilities and stockholders’ equity	¥4,043,553	¥3,587,021	¥456,532	$34,267,398

			Thousands of
	Millions of yen		U.S. dollars
	As of	As of	As of
	December 31,	December 31,	December 31,
	2005	2004	2005
Allowance for doubtful receivables	¥11,728	¥11,657	$99,390
Accumulated depreciation	1,272,163	1,173,305	10,781,042
Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(25,772)	(79,751)	(218,407)
Net unrealized gains (losses) on securities	6,073	7,470	51,466
Net gains (losses) on derivative financial instruments	(1,174)	(693)	(9,949)
Minimum pension liability adjustments	(7,339)	(28,338)	(62,195)

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
6. CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

			Thousands of
	Millions of yen		U.S. dollars
	Year ended	Year ended	Year ended
	December 31, 2005	December 31, 2004	December 31, 2005
Balance at beginning of year	¥1,740,834	¥1,450,440	$14,752,830
Net income	384,096	343,344	3,255,051
Cash dividends	(64,310)	(52,950)	(545,000)

Balance at end of year	¥2,060,620	¥1,740,834	$17,462,881

7. CONSOLIDATED STATEMENTS OF CASH FLOWS

			Thousands of
	Millions of yen		U.S. dollars
	Year ended	Year ended	Year ended
	December 31, 2005	December 31, 2004	December 31, 2005
Cash flows from operating activities:
Net income	¥384,096	¥343,344	$3,255,051
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	225,941	192,692	1,914,754
Loss on disposal of property, plant and equipment	13,784	24,597	116,814
Deferred income taxes	(766)	9,060	(6,492)
Increase in trade receivables	(48,391)	(53,595)	(410,093)
(Increase) decrease in inventories	27,558	(40,050)	233,542
Increase in trade payables	16,018	65,873	135,746
Increase in income taxes	1,998	21,689	16,932
Increase in accrued expenses	31,241	8,196	264,754
Decrease in accrued pension and severance cost	(16,221)	(16,924)	(137,466)
Other, net	(29,580)	6,647	(250,678)

Net cash provided by operating activities	605,678	561,529	5,132,864

Cash flows from investing activities:
Purchases of fixed assets	(395,055)	(256,714)	(3,347,924)
Proceeds from sale of fixed assets	14,827	7,431	125,653
Purchases of available-for-sale securities	(5,680)	(388)	(48,136)
Purchases of held-to-maturity securities	—	(21,544)	—
Proceeds from sale of available-for-sale securities	12,337	9,735	104,551
Acquisitions of subsidiaries, net of cash acquired	(17,657)	—	(149,636)
Purchases of other investments	(19,531)	(8,628)	(165,517)
Other, net	9,618	17,141	81,509

Net cash used in investing activities	(401,141)	(252,967)	(3,399,500)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	1,716	2,115	14,542
Repayments of long-term debt	(15,187)	(43,175)	(128,703)
Decrease in short-term loans	(12,011)	(3,046)	(101,788)
Dividends paid	(64,310)	(52,950)	(545,000)
Other, net	(4,147)	(5,212)	(35,144)

Net cash used in financing activities	(93,939)	(102,268)	(796,093)

Effect of exchange rate changes on cash and cash equivalents	6,581	(8,818)	55,771

Net increase in cash and cash equivalents	117,179	197,476	993,042

Cash and cash equivalents at beginning of year	887,774	690,298	7,523,509

Cash and cash equivalents at end of year	¥1,004,953	¥887,774	$8,516,551

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
8. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES
(1) CHANGES IN GROUP OF ENTITIES

Subsidiaries
Addition:	22	companies
Removal:	6	companies

Affiliates (Carried at Equity Basis)
Removal:	4	companies
(2)	SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements reflect the adjustments which management believes are necessary to conform them with accounting principles generally accepted in the United States of America, except for the segment information, as required by Statement of Financial Accounting Standards No.131, “Disclosures about Segments of an Enterprise and Related Information.”

	1.	Marketable Securities and Investments
Canon’s consolidated financial statements are based on Statement of Financial Accounting Standards No. 115 (SFAS 115), “Accounting for Certain Investments in Debt and Equity Securities.” Under SFAS 115, certain investments in debt and equity securities should be classified as trading, available-for-sale or held-to-maturity. Canon’s debt securities and marketable equity securities consist of available-for-sale and held-to-maturity securities. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income (loss) until realized.

	2.	Inventories
Inventories are stated at the lower of cost or market value. Cost is determined principally by the average method for domestic inventories and the first-in, first-out method for overseas inventories.

	3.	Depreciation
Depreciation is calculated principally by the declining-balance method over the estimated useful lives of assets.

	4.	Accrued pension and severance cost
Canon has been adopting Statement of Financial Accounting Standards No.87, “Employer’s Accounting for Pensions.”

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
9. MARKETABLE SECURITIES AND DERIVATIVE CONTRACTS
(1)	MARKET VALUE ON MARKETABLE SECURITIES

	Millions of yen
	As of December 31, 2005			As of December 31, 2004
			Unrealized			Unrealized
	Acquisition	Estimated	Holding	Acquisition	Estimated	Holding
	Cost	Fair Value	Gains/Losses	Cost	Fair Value	Gains/Losses
Current:
Available-for-sale:
Corporate debt securities	¥—	¥—	¥—	¥138	¥138	¥—
Bank debt securities	71	71	—	71	71	—
Fund trust	—	—	—	92	132	40
Equity securities	101	101	—	1,117	1,213	96

	¥172	¥172	¥—	¥1,418	¥1,554	¥136

Noncurrent:
Available-for-sale:
Governmental bond securities	¥525	¥532	¥7	¥536	¥537	¥1
Corporate debt securities	85	88	3	56	75	19
Fund trust	4,553	5,999	1,446	2,064	2,626	562
Equity securities	11,373	26,449	15,076	9,185	25,737	16,552
Held-to-maturity
Corporate debt securities	20,961	20,961	—	21,460	21,460	—

	¥37,497	¥54,029	¥16,532	¥33,301	¥50,435	¥17,134

	Thousands of U.S. dollars
	As of December 31, 2005
			Unrealized
	Acquisition	Estimated	Holding
	Cost	Fair Value	Gains/Losses
Current:
Available-for-sale:
Corporate debt securities	$—	$—	$—
Bank debt securities	602	602	—
Fund trust	—	—	—
Equity securities	856	856	—

	$1,458	$1,458	$—

Noncurrent:
Available-for-sale:
Governmental bond securities	$4,449	$4,508	$59
Corporate debt securities	720	746	26
Fund trust	38,585	50,839	12,254
Equity securities	96,381	224,144	127,763
Held-to-maturity
Corporate debt securities	177,636	177,636	—

	$317,771	$457,873	$140,102

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
(2)	DERIVATIVE CONTRACTS

	Millions of yen				Thousands of U.S. dollars
	As of December 31, 2005		As of December 31, 2004		As of December 31, 2005
	Contract	Estimated	Contract	Estimated	Contract	Estimated
	Amount	Fair Value	Amount	Fair Value	Amount	Fair Value
Trade receivables and anticipated sales transactions:
To sell foreign currencies	¥645,188	¥(6,640)	¥584,208	¥(4,714)	$5,467,695	$(56,271)
To buy foreign currencies	46,424	(1,172)	34,201	(1,431)	393,424	(9,932)

CANON INC.
NON-CONSOLIDATED
1. NON-CONSOLIDATED STATEMENTS OF INCOME
     (  Parent company only )

	Millions of yen
	Year ended	Year ended
	December 31,	December 31,
	2005	2004	Change(%)
Net sales	¥2,481,481	¥2,278,374	+	8.9
Cost of sales	1,571,561	1,433,570

Gross profit	909,920	844,804	+	7.7
Selling, general and administrative expenses	493,403	461,520

Operating profit	416,517	383,284	+	8.7
Other income (deductions):
Interest and dividend income	10,979	13,185
Interest expense	(57)	(106)
Other, net	13,272	(113)

	24,194	12,966

Ordinary profit	440,711	396,250	+	11.2
Non-ordinary gain(loss), net	(957)	(10,427)

Income before income taxes	439,754	385,823
Income taxes	150,460	136,572

Net income	¥289,294	¥249,251	+	16.1

Net income per share:	Yen

Basic	¥325.83	¥281.30

2. DETAILS OF SALES
     ( Parent company only )
Sales by product

	Millions of yen
	Year ended	Year ended
	December 31,	December 31,
	2005	2004	Change(%)
Business machines:
Office Imaging Products	¥509,260	¥500,940	+	1.7
Computer peripherals	1,085,616	978,247	+	11.0

	1,594,876	1,479,187	+	7.8
Cameras	663,062	604,474	+	9.7
Optical and other products	223,543	194,713	+	14.8

Total	¥2,481,481	¥2,278,374	+	8.9

Sales by region

	Millions of yen
	Year ended	Year ended
	December 31,	December 31,
	2005	2004	Change(%)
Japan	¥367,271	¥359,840	+	2.1
Overseas:
Americas	852,063	784,028	+	8.7
Europe	840,786	775,218	+	8.5
Other areas	421,361	359,288	+	17.3

	2,114,210	1,918,534	+	10.2

Total	¥2,481,481	¥2,278,374	+	8.9

CANON INC.
NON-CONSOLIDATED
3. NON-CONSOLIDATED BALANCE SHEETS
     ( Parent company only )

	Millions of yen
	As of	As of
	December 31,	December 31,
	2005	2004	Change
ASSETS
Current assets:
Cash	¥261,680	¥294,479	¥(32,799)
Trade receivables	845,977	740,296	105,681
Marketable securities	—	132	(132)
Inventories	189,699	200,314	(10,615)
Prepaid expenses and other current assets	163,909	133,995	29,914
Allowance for doubtful accounts	(383)	(2,873)	2,490

Total current assets	1,460,882	1,366,343	94,539

Fixed assets:
Net property, plant and equipment	713,960	569,392	144,568
Intangibles	27,123	19,834	7,289
Investments and other fixed assets	450,979	429,331	21,648
Allowance for doubtful accounts	(97)	(97)	—

Total fixed assets	1,191,965	1,018,460	173,505

Total assets	¥2,652,847	¥2,384,803	¥268,044

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Trade payables	¥363,375	¥312,138	¥51,237
Short-term loans	33,159	37,732	(4,573)
Accrued income taxes	84,172	81,387	2,785
Other current liabilities	218,425	206,596	11,829

Total current liabilities	699,131	637,853	61,278

Convertible debenture	649	1,796	(1,147)
Accrued pension and severance cost	76,386	92,595	(16,209)
Accrued directors’ retirement benefits	1,248	1,152	96

Total noncurrent liabilities	78,283	95,543	(17,260)

Total liabilities	777,414	733,396	44,018

Stockholders’ equity:
Common stock	174,438	173,864	574
Capital surplus	305,966	305,392	574
Retained earnings	1,393,662	1,168,877	224,785
Net unrealized gains on securities	6,777	8,537	(1,760)
Treasury stock	(5,410)	(5,263)	(147)

Total stockholders’ equity	1,875,433	1,651,407	224,026

Total liabilities and stockholders’ equity	¥2,652,847	¥2,384,803	¥268,044

	Millions of yen
	As of	As of
	December 31,	December 31,
	2005	2004
Accumulated depreciation	¥690,581	¥632,183

NON-CONSOLIDATED
Directors

(1)	Candidates for Directors to be promoted

	Chairman of the Board & President & C.E.O.	Fujio Mitarai	(President & C.E.O., Canon Inc. (present))

	Executive Vice President	Tsuneji Uchida	(Senior Managing Director, Chief Executive, Image Communication Products Operations (present))

	Senior Managing Director	Nobuyoshi Tanaka	(Managing Director, Group Executive, Corporate Intellectual Property and Legal Headquarters (present))

	Senior Managing Director	Junji Ichikawa	(Managing Director, Chief Executive, Optical Products Operations (present))

	Senior Managing Director	Hajime Tsuruoka	(Managing Director, President, Canon Europa N.V. (present))

(2)	Candidates for new Directors to be appointed

	Director	Tetsuro Tahara	(Chairman of the Board & President, Canon (Suzhou) Inc. (present))

	Director	Seijiro Sekine	(Group Executive, Logistics Headquarters (present))

	Director	Shunji Onda	(Senior General Manager, Optical Products Business Administration Center (present))

(3)	Directors to be retired

	Senior Managing Director	Yukio Yamashita	(Adviser to be appointed)

	Managing Director	Yusuke Emura	(Adviser to be appointed)

(4)	Candidates for new Corporate Auditor to be appointed

	Corporate Auditor	Yoshinobu Shimizu	(Certified Public Accountant (present))

	Corporate Auditor	Minoru Shishikura	(General Manager, Credit Dept., The Dai-ichi Mutual Life Insurance Company (present))

(5)	Corporate Auditor to be retired

	Corporate Auditor	Tetsuo Yoshizawa	(Adviser to be appointed)

Canon Inc.
January 30, 2006
CONSOLIDATED FINANCIAL RESULTS FOR THE FOURTH QUARTER
AND THE FISCAL YEAR ENDED DECEMBER 31, 2005
SUPPLEMENTARY REPORT

PAGE
1.	SALES BY REGION AND PRODUCT (2005)	S1
2.	SALES BY REGION AND PRODUCT (2006/Projection)	S2
3.	SEGMENT INFORMATION BY PRODUCT (2005)	S3
4.	OTHER INCOME / DEDUCTIONS (2005)	S3
5.	SEGMENT INFORMATION BY PRODUCT (2006/Projection)	S4
6.	OTHER INCOME / DEDUCTIONS (2006/Projection)	S4
7.	SALES COMPOSITION BY PRODUCT	S5
8.	SALES GROWTH IN LOCAL CURRENCY	S5
9.	P&L SUMMARY (1st Quarter 2006/Projection)	S6
10.	PROFITABILITY	S6
11.	IMPACT OF FOREIGN EXCHANGE RATES	S6
12.	STATEMENTS OF CASH FLOWS	S6
13.	R&D EXPENDITURE	S7
14.	CAPITAL EXPENDITURE & DEPRECIATION AND AMORTIZATION	S7
15.	INVENTORIES	S7
16.	DEBT RATIO	S7
17.	OVERSEAS PRODUCTION RATIO	S7
18.	NUMBER OF EMPLOYEES	S7

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

Canon Inc.

1. SALES BY REGION AND PRODUCT (2005)	(Millions of yen)

	2005		2004		Change year over year
	4th quarter	Year	4th quarter	Year	4th quarter	Year
Japan
Business machines	169,499	612,832	172,541	602,772	-1.8%	+1.7%
Office imaging products	84,885	357,689	86,863	336,214	-2.3%	+6.4%
Computer peripherals	64,627	183,727	61,894	178,783	+4.4%	+2.8%
Business information products	19,987	71,416	23,784	87,775	-16.0%	-18.6%
Cameras	36,220	127,886	36,389	124,403	-0.5%	+2.8%
Optical and other products	39,048	115,487	30,938	122,559	+26.2%	-5.8%

Total	244,767	856,205	239,868	849,734	+2.0%	+0.8%

Overseas
Business machines	537,686	1,889,569	493,139	1,785,181	+9.0%	+5.8%
Office imaging products	225,219	795,551	214,271	784,758	+5.1%	+1.4%
Computer peripherals	302,681	1,061,179	270,105	971,131	+12.1%	+9.3%
Business information products	9,786	32,839	8,763	29,292	+11.7%	+12.1%
Cameras	260,654	751,300	214,366	638,676	+21.6%	+17.6%
Optical and other products	76,741	257,117	33,756	194,262	+127.3%	+32.4%

Total	875,081	2,897,986	741,261	2,618,119	+18.1%	+10.7%

Americas
Business machines	224,815	795,268	206,347	762,592	+8.9%	+4.3%
Office imaging products	99,491	353,384	94,355	355,375	+5.4%	-0.6%
Computer peripherals	120,750	425,877	107,754	392,800	+12.1%	+8.4%
Business information products	4,574	16,007	4,238	14,417	+7.9%	+11.0%
Cameras	115,569	308,667	95,181	262,873	+21.4%	+17.4%
Optical and other products	13,263	42,015	8,895	33,960	+49.1%	+23.7%

Total	353,647	1,145,950	310,423	1,059,425	+13.9%	+8.2%

Europe
Business machines	243,712	838,081	227,892	794,601	+6.9%	+5.5%
Office imaging products	103,566	357,188	100,790	350,644	+2.8%	+1.9%
Computer peripherals	135,618	466,965	123,205	431,742	+10.1%	+8.2%
Business information products	4,528	13,928	3,897	12,215	+16.2%	+14.0%
Cameras	106,227	316,769	89,461	277,307	+18.7%	+14.2%
Optical and other products	9,032	26,408	5,531	21,387	+63.3%	+23.5%

Total	358,971	1,181,258	322,884	1,093,295	+11.2%	+8.0%

Other areas
Business machines	69,159	256,220	58,900	227,988	+17.4%	+12.4%
Office imaging products	22,162	84,979	19,126	78,739	+15.9%	+7.9%
Computer peripherals	46,313	168,337	39,146	146,589	+18.3%	+14.8%
Business information products	684	2,904	628	2,660	+8.9%	+9.2%
Cameras	38,858	125,864	29,724	98,496	+30.7%	+27.8%
Optical and other products	54,446	188,694	19,330	138,915	+181.7%	+35.8%

Total	162,463	570,778	107,954	465,399	+50.5%	+22.6%

Total
Business machines	707,185	2,502,401	665,680	2,387,953	+6.2%	+4.8%
Office imaging products	310,104	1,153,240	301,134	1,120,972	+3.0%	+2.9%
Computer peripherals	367,308	1,244,906	331,999	1,149,914	+10.6%	+8.3%
Business information products	29,773	104,255	32,547	117,067	-8.5%	-10.9%
Cameras	296,874	879,186	250,755	763,079	+18.4%	+15.2%
Optical and other products	115,789	372,604	64,694	316,821	+79.0%	+17.6%

Total	1,119,848	3,754,191	981,129	3,467,853	+14.1%	+8.3%

-S1-

Canon Inc.

2. SALES BY REGION AND PRODUCT (2006/Projection)	(Millions of yen)

	2006 (P)				2005				Change year over year
	1st quarter	1st half	2nd half	Year	1st quarter	1st half	2nd half	Year	1st quarter	1st half	2nd half	Year
Japan
Business machines	154,500	315,500	322,900	638,400	153,968	304,509	308,323	612,832	+0.3%	+3.6%	+4.7%	+4.2%
Office imaging products	95,300	191,600	188,000	379,600	95,563	185,544	172,145	357,689	-0.3%	+3.3%	+9.2%	+6.1%
Computer peripherals	42,500	91,200	103,800	195,000	39,377	82,909	100,818	183,727	+7.9%	+10.0%	+3.0%	+6.1%
Business information products	16,700	32,700	31,100	63,800	19,028	36,056	35,360	71,416	-12.2%	-9.3%	-12.0%	-10.7%
Cameras	26,400	60,100	75,200	135,300	26,583	57,999	69,887	127,886	-0.7%	+3.6%	+7.6%	+5.8%
Optical and other products	36,800	82,800	77,700	160,500	27,543	53,610	61,877	115,487	+33.6%	+54.4%	+25.6%	+39.0%

Total	217,700	458,400	475,800	934,200	208,094	416,118	440,087	856,205	+4.6%	+10.2%	+8.1%	+9.1%

Overseas
Business machines	477,100	981,300	1,082,000	2,063,300	439,586	892,522	997,047	1,889,569	+8.5%	+9.9%	+8.5%	+9.2%
Office imaging products	196,800	417,100	426,800	843,900	179,520	382,255	413,296	795,551	+9.6%	+9.1%	+3.3%	+6.1%
Computer peripherals	272,500	548,000	635,400	1,183,400	252,915	494,828	566,351	1,061,179	+7.7%	+10.7%	+12.2%	+11.5%
Business information products	7,800	16,200	19,800	36,000	7,151	15,439	17,400	32,839	+9.1%	+4.9%	+13.8%	+9.6%
Cameras	147,600	356,400	459,500	815,900	133,328	321,153	430,147	751,300	+10.7%	+11.0%	+6.8%	+8.6%
Optical and other products	57,600	113,900	132,700	246,600	62,359	126,047	131,070	257,117	-7.6%	-9.6%	+1.2%	-4.1%

Total	682,300	1,451,600	1,674,200	3,125,800	635,273	1,339,722	1,558,264	2,897,986	+7.4%	+8.4%	+7.4%	+7.9%

Americas
Business machines	207,200	417,600	449,400	867,000	187,548	374,966	420,302	795,268	+10.5%	+11.4%	+6.9%	+9.0%
Office imaging products	87,400	184,800	191,200	376,000	76,866	165,769	187,615	353,384	+13.7%	+11.5%	+1.9%	+6.4%
Computer peripherals	115,900	224,900	249,000	473,900	107,126	201,786	224,091	425,877	+8.2%	+11.5%	+11.1%	+11.3%
Business information products	3,900	7,900	9,200	17,100	3,556	7,411	8,596	16,007	+9.7%	+6.6%	+7.0%	+6.8%
Cameras	57,500	142,800	199,100	341,900	52,037	124,565	184,102	308,667	+10.5%	+14.6%	+8.1%	+10.8%
Optical and other products	13,800	26,700	32,400	59,100	9,138	18,595	23,420	42,015	+51.0%	+43.6%	+38.3%	+40.7%

Total	278,500	587,100	680,900	1,268,000	248,723	518,126	627,824	1,145,950	+12.0%	+13.3%	+8.5%	+10.7%

Europe
Business machines	208,100	428,200	473,600	901,800	193,422	398,026	440,055	838,081	+7.6%	+7.6%	+7.6%	+7.6%
Office imaging products	87,500	184,700	187,200	371,900	82,557	176,072	181,116	357,188	+6.0%	+4.9%	+3.4%	+4.1%
Computer peripherals	117,400	236,700	278,800	515,500	107,902	215,400	251,565	466,965	+8.8%	+9.9%	+10.8%	+10.4%
Business information products	3,200	6,800	7,600	14,400	2,963	6,554	7,374	13,928	+8.0%	+3.8%	+3.1%	+3.4%
Cameras	60,900	147,900	177,900	325,800	57,331	141,833	174,936	316,769	+6.2%	+4.3%	+1.7%	+2.9%
Optical and other products	5,500	13,900	17,600	31,500	6,583	11,807	14,601	26,408	-16.5%	+17.7%	+20.5%	+19.3%

Total	274,500	590,000	669,100	1,259,100	257,336	551,666	629,592	1,181,258	+6.7%	+6.9%	+6.3%	+6.6%

Other areas
Business machines	61,800	135,500	159,000	294,500	58,616	119,530	136,690	256,220	+5.4%	+13.4%	+16.3%	+14.9%
Office imaging products	21,900	47,600	48,400	96,000	20,097	40,414	44,565	84,979	+9.0%	+17.8%	+8.6%	+13.0%
Computer peripherals	39,200	86,400	107,600	194,000	37,887	77,642	90,695	168,337	+3.5%	+11.3%	+18.6%	+15.2%
Business information products	700	1,500	3,000	4,500	632	1,474	1,430	2,904	+10.8%	+1.8%	+109.8%	+55.0%
Cameras	29,200	65,700	82,500	148,200	23,960	54,755	71,109	125,864	+21.9%	+20.0%	+16.0%	+17.7%
Optical and other products	38,300	73,300	82,700	156,000	46,638	95,645	93,049	188,694	-17.9%	-23.4%	-11.1%	-17.3%

Total	129,300	274,500	324,200	598,700	129,214	269,930	300,848	570,778	+0.1%	+1.7%	+7.8%	+4.9%

Total
Business machines	631,600	1,296,800	1,404,900	2,701,700	593,554	1,197,031	1,305,370	2,502,401	+6.4%	+8.3%	+7.6%	+8.0%
Office imaging products	292,100	608,700	614,800	1,223,500	275,083	567,799	585,441	1,153,240	+6.2%	+7.2%	+5.0%	+6.1%
Computer peripherals	315,000	639,200	739,200	1,378,400	292,292	577,737	667,169	1,244,906	+7.8%	+10.6%	+10.8%	+10.7%
Business information products	24,500	48,900	50,900	99,800	26,179	51,495	52,760	104,255	-6.4%	-5.0%	-3.5%	-4.3%
Cameras	174,000	416,500	534,700	951,200	159,911	379,152	500,034	879,186	+8.8%	+9.9%	+6.9%	+8.2%
Optical and other products	94,400	196,700	210,400	407,100	89,902	179,657	192,947	372,604	+5.0%	+9.5%	+9.0%	+9.3%

Total	900,000	1,910,000	2,150,000	4,060,000	843,367	1,755,840	1,998,351	3,754,191	+6.7%	+8.8%	+7.6%	+8.1%

(P)=Projection

-S2-

Canon Inc.

3. SEGMENT INFORMATION BY PRODUCT (2005)	(Millions of yen)

	2005		2004		Change year over year
	4th quarter	Year	4th quarter	Year	4th quarter	Year
Business machines
Unaffiliated customers	707,185	2,502,401	665,680	2,387,953	+6.2%	+4.8%
Intersegment	—	—	—	—	—	—

Total sales	707,185	2,502,401	665,680	2,387,953	+6.2%	+4.8%

Operating profit	150,196	542,028	132,722	521,084	+13.2%	+4.0%
% of sales	21.2%	21.7%	19.9%	21.8%	—	—
Cameras
Unaffiliated customers	296,874	879,186	250,755	763,079	+18.4%	+15.2%
Intersegment	—	—	—	—	—	—

Total sales	296,874	879,186	250,755	763,079	+18.4%	+15.2%

Operating profit	63,057	173,706	39,597	130,798	+59.2%	+32.8%
% of sales	21.2%	19.8%	15.8%	17.1%	—	—
Optical and other products
Unaffiliated customers	115,789	372,604	64,694	316,821	+79.0%	+17.6%
Intersegment	44,575	158,114	36,006	138,419	+23.8%	+14.2%

Total sales	160,364	530,718	100,700	455,240	+59.2%	+16.6%

Operating profit	8,553	38,820	3,444	28,832	+148.3%	+34.6%
% of sales	5.3%	7.3%	3.4%	6.3%	—	—
Corporate and Eliminations
Unaffiliated customers	—	—	—	—	—	—
Intersegment	-44,575	-158,114	-36,006	-138,419	—	—

Total sales	-44,575	-158,114	-36,006	-138,419	—	—

Operating profit	-52,517	-171,511	-43,645	-136,921	—	—
Consolidated
Unaffiliated customers	1,119,848	3,754,191	981,129	3,467,853	+14.1%	+8.3%
Intersegment	—	—	—	—	—	—

Total sales	1,119,848	3,754,191	981,129	3,467,853	+14.1%	+8.3%

Operating profit	169,289	583,043	132,118	543,793	+28.1%	+7.2%
% of sales	15.1%	15.5%	13.5%	15.7%	—	—

4. OTHER INCOME / DEDUCTIONS (2005)	(Millions of yen)

	2005		2004		Change year over year
	4th quarter	Year	4th quarter	Year	4th quarter	Year
Interest and dividend, net	4,108	12,511	1,621	4,362	+2,487	+8,149
Forex gain / loss	-2,262	-3,710	-11,440	-17,800	+9,178	+14,090
Equity earnings / loss of affiliated companies	174	1,646	1,107	1,921	-933	-275
Other, net	1,650	18,514	6,107	19,840	-4,457	-1,326

Total	3,670	28,961	-2,605	8,323	+6,275	+20,638

-S3-

Canon Inc.

5. SEGMENT INFORMATION BY PRODUCT (2006/Projection)	(Millions of yen)

	2006 (P)				2005				Change year over year
	1st quarter	1st half	2nd half	Year	1st quarter	1st half	2nd half	Year	1st quarter	1st half	2nd half	Year
Business machines
Unaffiliated customers	631,600	1,296,800	1,404,900	2,701,700	593,554	1,197,031	1,305,370	2,502,401	+6.4%	+8.3%	+7.6%	+8.0%
Intersegment	—	—	—	—	—	—	—	—	—	—	—	—

Total sales	631,600	1,296,800	1,404,900	2,701,700	593,554	1,197,031	1,305,370	2,502,401	+6.4%	+8.3%	+7.6%	+8.0%

Operating profit	147,300	281,500	317,400	598,900	140,828	259,453	282,575	542,028	+4.6%	+8.5%	+12.3%	+10.5%
% of sales	23.3%	21.7%	22.6%	22.2%	23.7%	21.7%	21.6%	21.7%	—	—	—	—
Cameras
Unaffiliated customers	174,000	416,500	534,700	951,200	159,911	379,152	500,034	879,186	+8.8%	+9.9%	+6.9%	+8.2%
Intersegment	—	—	—	—	—	—	—	—	—	—	—	—

Total sales	174,000	416,500	534,700	951,200	159,911	379,152	500,034	879,186	+8.8%	+9.9%	+6.9%	+8.2%

Operating profit	33,800	80,000	126,000	206,000	23,815	61,854	111,852	173,706	+41.9%	+29.3%	+12.6%	+18.6%
% of sales	19.4%	19.2%	23.6%	21.7%	14.9%	16.3%	22.4%	19.8%	—	—	—	—
Optical and other products
Unaffiliated customers	94,400	196,700	210,400	407,100	89,902	179,657	192,947	372,604	+5.0%	+9.5%	+9.0%	+9.3%
Intersegment	41,000	83,600	95,300	178,900	35,181	71,818	86,296	158,114	+16.5%	+16.4%	+10.4%	+13.1%

Total sales	135,400	280,300	305,700	586,000	125,083	251,475	279,243	530,718	+8.2%	+11.5%	+9.5%	+10.4%

Operating profit	6,900	12,500	20,600	33,100	12,679	21,039	17,781	38,820	-45.6%	-40.6%	+15.9%	-14.7%
% of sales	5.1%	4.5%	6.7%	5.6%	10.1%	8.4%	6.4%	7.3%	—	—	—	—
Corporate and Eliminations
Unaffiliated customers	—	—	—	—	—	—	—	—	—	—	—	—
Intersegment	-41,000	-83,600	-95,300	-178,900	-35,181	-71,818	-86,296	-158,114	—	—	—	—

Total sales	-41,000	-83,600	-95,300	-178,900	-35,181	-71,818	-86,296	-158,114	—	—	—	—

Operating profit	-35,000	-78,000	-107,000	-185,000	-34,040	-72,157	-99,354	-171,511	—	—	—	—
Consolidated
Unaffiliated customers	900,000	1,910,000	2,150,000	4,060,000	843,367	1,755,840	1,998,351	3,754,191	+6.7%	+8.8%	+7.6%	+8.1%
Intersegment	—	—	—	—	—	—	—	—	—	—	—	—

Total sales	900,000	1,910,000	2,150,000	4,060,000	843,367	1,755,840	1,998,351	3,754,191	+6.7%	+8.8%	+7.6%	+8.1%

Operating profit	153,000	296,000	357,000	653,000	143,282	270,189	312,854	583,043	+6.8%	+9.6%	+14.1%	+12.0%
% of sales	17.0%	15.5%	16.6%	16.1%	17.0%	15.4%	15.7%	15.5%	—	—	—	—
(P)=Projection

6. OTHER INCOME / DEDUCTIONS (2006/Projection)	(Millions of yen)

	2006 (P)				2005				Change year over year
	1st quarter	1st half	2nd half	Year	1st quarter	1st half	2nd half	Year	1st quarter	1st half	2nd half	Year
Interest and dividend, net	3,900	7,600	9,300	16,900	2,213	5,199	7,312	12,511	+1,687	+2,401	+1,988	+4,389
Forex gain / loss	-5,700	-10,000	-11,100	-21,100	741	-898	-2,812	-3,710	-6,441	-9,102	-8,288	-17,390
Equity earnings / loss of affiliated companies	600	1,100	800	1,900	1,153	2,061	-415	1,646	-553	-961	+1,215	+254
Other, net	3,200	8,300	6,000	14,300	2,062	7,182	11,332	18,514	+1,138	+1,118	-5,332	-4,214

Total	2,000	7,000	5,000	12,000	6,169	13,544	15,417	28,961	-4,169	-6,544	-10,417	-16,961

(P)=Projection

-S4-

Canon Inc.
7. SALES COMPOSITION BY PRODUCT

	2006 (P)				2005				2004
	1st quarter	1st half	2nd half	Year	4th quarter	1st half	2nd half	Year	4th quarter	Year
Office imaging products
Monochrome copying machines	55%	54%	53%	54%	55%	57%	56%	56%	59%	62%
Digital*	—	—	—	—	97%	96%	97%	96%	96%	95%
Analog*	—	—	—	—	3%	4%	3%	4%	4%	5%
Color copying machines	29%	30%	31%	30%	29%	27%	29%	28%	26%	24%
Others	16%	16%	16%	16%	16%	16%	15%	16%	15%	14%

Computer peripherals
Laser beam printers	70%	70%	67%	68%	67%	72%	71%	71%	67%	71%
Inkjet printers	29%	29%	32%	31%	32%	26%	28%	27%	31%	27%
(includes inkjet MFPs)
Others	1%	1%	1%	1%	1%	2%	1%	2%	2%	2%

Business information products
Personal computers	69%	67%	62%	65%	69%	70%	68%	69%	71%	74%
Others	31%	33%	38%	35%	31%	30%	32%	31%	29%	26%

Cameras
Film cameras / Lenses	14%	14%	16%	15%	17%	16%	17%	17%	14%	16%
Digital cameras	73%	73%	72%	73%	72%	72%	72%	72%	73%	69%
Video cameras	13%	13%	12%	12%	11%	12%	11%	11%	13%	15%

Optical and other products
Semiconductor production equipment	56%	56%	51%	53%	58%	68%	60%	64%	51%	63%
Others	44%	44%	49%	47%	42%	32%	40%	36%	49%	37%

* Among office-use monochrome copying machines (hardware only)	(P)=Projection
8. SALES GROWTH IN LOCAL CURRENCY

	2006 (P)				2005
	1st quarter	1st half	2nd half	Year	4th quarter	1st half	2nd half	Year
Business machines
Japan	+0.3%	+3.6%	+4.7%	+4.2%	-1.8%	+4.4%	-0.9%	+1.7%
Overseas	+2.6%	+4.8%	+9.0%	+7.0%	+1.6%	+5.5%	+2.1%	+3.7%

Total	+2.0%	+4.5%	+8.0%	+6.3%	+0.7%	+5.2%	+1.4%	+3.2%

Cameras
Japan	-0.7%	+3.6%	+7.6%	+5.8%	-0.5%	-1.4%	+6.6%	+2.8%
Overseas	+5.9%	+6.8%	+7.5%	+7.2%	+13.9%	+11.4%	+17.6%	+14.8%

Total	+4.8%	+6.3%	+7.5%	+7.0%	+11.8%	+9.2%	+15.8%	+12.8%

Optical and other products
Japan	+33.6%	+54.4%	+25.6%	+39.0%	+26.2%	-15.2%	+4.3%	-5.8%
Overseas	-10.6%	-11.9%	+1.2%	-5.2%	+118.6%	+30.7%	+28.0%	+29.3%

Total	+2.9%	+7.9%	+9.0%	+8.5%	+74.4%	+12.4%	+19.1%	+15.8%

Total
Japan	+4.6%	+10.2%	+8.1%	+9.1%	+2.0%	+0.6%	+0.9%	+0.8%
Overseas	+2.0%	+3.7%	+7.9%	+6.0%	+10.5%	+8.8%	+7.9%	+8.3%
Americas	+2.0%	+4.8%	+8.1%	+6.6%	+2.9%	+7.0%	+4.6%	+5.7%
Europe	+6.2%	+6.2%	+8.0%	+7.2%	+7.9%	+5.4%	+6.7%	+6.1%
Other areas	-6.2%	-3.5%	+7.5%	+2.3%	+40.1%	+20.7%	+18.5%	+19.6%

Total	+2.7%	+5.2%	+8.0%	+6.7%	+8.4%	+6.8%	+6.2%	+6.5%

(P)=Projection

-S5-

Canon Inc.

9. P&L SUMMARY (1st Quarter 2006/Projection)	(Millions of yen)

	2006 (P)	2005	Change
	1st quarter	1st quarter	year over year
Net sales	900,000	843,367	+6.7%
Operating profit	153,000	143,282	+6.8%
Income before income taxes and minority interests	155,000	149,451	+3.7%
Net income	98,000	93,057	+5.3%
(P)=Projection
10. PROFITABILITY

	2006 (P)	2005		2004
	Year	4th quarter	Year	4th quarter	Year
ROE	15.1%	17.1%	16.0%	14.9%	16.8%
ROA	9.8%	11.0%	10.1%	9.2%	10.1%
(P)=Projection
11. IMPACT OF FOREIGN EXCHANGE RATES

(1) Exchange rates	(Yen)

	2006 (P)		2005		2004
	1st quarter	Year	4th quarter	Year	4th quarter	Year
Yen/US$	115.00	115.00	117.39	110.58	105.86	108.12
Yen/Euro	135.00	135.00	139.46	137.04	137.14	134.57
(P)=Projection

(2) Impact of foreign exchange rates on sales (Year over year)	(Billions of yen)

	2006 (P)		2005
	1st quarter	Year	4th quarter	Year
US$	+31.6	+60.1	+46.1	+41.5
Euro	-3.3	-15.2	+5.1	+16.3
Other currencies	+1.8	+2.2	+3.4	+8.6

Total	+30.1	+47.1	+54.6	+66.4

(P)=Projection

(3) Impact of foreign exchange rates per yen	(Billions of yen)

	2006 (P)
	1st quarter	Year
On sales
US$	3.0	14.0
Euro	1.6	7.4
On operating profit
US$	1.6	7.7
Euro	1.2	5.6
(P)=Projection

12. STATEMENTS OF CASH FLOWS	(Millions of yen)

	2006 (P)	2005		2004
	Year	4th quarter	Year	4th quarter	Year
Net cash provided by operating activities
Net income	415,000	108,211	384,096	80,788	343,344
Depreciation and amortization	240,000	67,321	225,941	55,566	192,692
Other, net	35,000	61,483	-4,359	37,883	25,493

Total	690,000	237,015	605,678	174,237	561,529
Net cash used in investing activities	-490,000	-112,812	-401,141	-77,862	-252,967
Free cash flow	200,000	124,203	204,537	96,375	308,562
Net cash used in financing activities	-103,900	-18,924	-93,939	-11,491	-102,268
Effect of exchange rate changes on cash and cash equivalents	-13,800	-3,432	6,581	-9,855	-8,818
Net increase in cash and cash equivalents	82,300	101,847	117,179	75,029	197,476
Cash and cash equivalents at end of period	1,087,300	1,004,953	1,004,953	887,774	887,774

(P)=Projection

-S6-

Canon Inc.

13. R&D EXPENDITURE	(Millions of yen)

	2006 (P)	2005	2004
	Year	Year	Year
Business machines	—	117,219	120,916
Cameras	—	39,746	35,549
Optical and other products	—	129,511	118,835

Total	316,000	286,476	275,300

% of sales	7.8%	7.6%	7.9%
		(P)=Projection

14. CAPITAL EXPENDITURE & DEPRECIATION AND AMORTIZATION			(Millions of yen)

	2006 (P)	2005	2004
	Year	Year	Year
Capital expenditure
Business machines	—	201,887	134,128
Cameras	—	57,678	39,783
Optical and other products	—	15,955	52,264
Corporate and eliminations	—	108,264	92,555

Total	465,000	383,784	318,730

Depreciation and amortization
Business machines	—	123,037	115,830
Cameras	—	27,662	21,880
Optical and other products	—	28,011	24,895
Corporate and eliminations	—	47,231	30,087

Total	240,000	225,941	192,692

		(P)=Projection

15. INVENTORIES

(1) Inventories			(Millions of yen)

	2005	2004
	Dec.31	Dec.31	Difference
Business machines	267,121	244,050	+23,071
Cameras	88,831	90,620	-1,789
Optical and other products	154,243	154,458	-215

Total	510,195	489,128	+21,067

(2) Inventories/Sales*			(Days)

	2005	2004
	Dec.31	Dec.31	Difference
Business machines	37	36	+1
Cameras	32	40	-8
Optical and other products	146	178	-32

Total	47	49	-2

*Index based on the previous six months sales.

16. DEBT RATIO

	2005	2004
	Dec.31	Dec.31	Difference
Total debt / Total assets	0.8%	1.1%	-0.3%

17. OVERSEAS PRODUCTION RATIO

	2005	2004
	Year	Year
Overseas production ratio	40%	42%

18. NUMBER OF EMPLOYEES

	2005	2004
	Dec.31	Dec.31	Difference
Japan	48,637	46,103	+2,534
Overseas	66,946	62,154	+4,792

Total	115,583	108,257	+7,326

-S7-